

March 19, 2013

Via E-mail
Mr. David Lumley
Chief Executive Officer
Spectrum Brands Holdings, Inc.
Spectrum Brands, Inc.
601 Rayovac Drive
Madison, Wisconsin 53711

Re: **Spectrum Brands Holdings, Inc.**
        Form 10-K for the Fiscal Year Ended September 30, 2012
        Filed November 21, 2012
        Amendment 1 to Form 8-K dated December 21, 2012
        Filed March 4, 2013
        File No. 001-34757

        Spectrum Brands, Inc.
        Form 10-K for the Fiscal Year Ended September 30, 2012
        Filed November 21, 2012
        Amendment 1 to Form 8-K dated December 21, 2012
        Filed March 4, 2013
        File No. 001-13615

Dear Mr. Lumley:

    We have reviewed your response letter dated March 11, 2013 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing the information you provide in response to these comments, we may have additional comments.

Spectrum Brand Holdings, Inc. and Spectrum Brands, Inc.

Amendment 1 to Form 8-K dated December 21, 2012 Filed on March 4, 2012

1.   In the Spectrum Brands, Inc. Form 8-K, please tell us why you did not include a consent from your independent auditors.

Item 9.01 Financial Statements and Exhibits

2.   We note your response to prior comment 4. Please reconcile HHI's total assets and income before taxes as of and for the year ended December 31, 2011 utilized within the calculations of the significance under Rule 3-05 to HHI's historical audited financial statements filed as of and for the year ended December 31, 2011 filed within Exhibit 99.1.

Exhibit 99.1

3.   We note that you included HHI's audited interim financial statements as of and for the nine months ended September 29, 2012. Please explain to us why you did not include HHI's interim financial statements for the corresponding interim period of the preceding year. Refer to the guidance in Rule 3-05(b)(2)(iii) of Regulation S-X and Rule 3-02 of Regulation S-X.

Exhibit 99.2

Note 6. Pro Forma Reclassifications and Adjustments for the Acquisition, page 7

4.   Reference is made to adjustment (A). Please explain to us the nature of the certain assets, liabilities, equity and operations included within the HHI financial statements that you did not acquire as part of the acquisition.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3671 with any other questions.

                                                Sincerely,

                                                /s/ Kate Tillan for

                                                Martin James
                                                Senior Assistant Chief Accountant